UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

BLACK DIAMOND INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09201M109
(CUSIP Number)

Joseph P. Galda, Esq.
Hodgson Russ LLP
150 King Street West, P.O. Box 30, Suite 2309
Toronto, Ontario M5H 1J9
(416) 595-2675
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Ben Marcovitch		I.R.S. No. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) __________
(b) __________

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States

NUMBER OF SHARES	7.	SOLE VOTING POWER:	800,000
BENEFICIALLY OWNED	8.	SHARED VOTING POWER:	0
BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER:	800,000
PERSON	10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 800,000 shares of common stock of Black Diamond Industries, Inc.
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.75%

14.	Type of Reporting Person (See Instructions): Individual (IN)

ITEM 1.	SECURITY AND ISSUER.

    The class of equity securities to which this statement relates is the common stock, par value $0.001 per share, of Black Diamond Industries, Inc., (the "Issuer"), whose principal executive office is located at 22154 Martella Avenue, Boca Raton, Florida 33433.

ITEM 2.	IDENTITY AND BACKGROUND.

    This statement is filed by Ben Marcovitch., the Reporting Person for the purpose of this filing. The Reporting Person is an individual residing at 4321 NE 13th Terrace, Fort Lauderdale, Florida, 33334. The Reporting Person's principal occupation is as president of the Issuer and Chairman and CEO of Gemini Capital Partners. The Reporting Person is an Officer and Director of the Issuer. During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Reporting Person received the shares reported herein pursuant to a Share Exchange Agreement dated October 8, 2002 by and among the Issuer and each of the shareholders of DDS Holdings, Inc., a Delaware corporation, of which the Reporting Person was a significant shareholder. Under the terms of the share exchange agreement, the shareholders of DDS Holdings agreed to transfer all of the issued and outstanding shares of common stock of DDS Holdings to the Issuer in exchange for an aggregate of 12,535,500 shares of common stock, or 68% of the issued and outstanding shares, of the Issuer. The Reporting Person holds 800,000 shares of common stock, or 5.75% of the issued and outstanding shares, of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

    On October 8, 2002 the Reporting Person entered into a definitive agreement with the Issuer to exchange the Reporting Person's shareholdings in DDS Holdings for 800,000 shares of common stock of the Issuer.

    Under the terms of the share exchange agreement, the Issuer received all of the outstanding shares of DDS Holdings along with the business of DDS Holdings, which includes the North, South and Central American rights to the sale and distribution of a dry dissagregation technology.

    The purpose of the transaction is to permit the business of DDS Holdings to benefit from a public company vehicle and for the Issuer to transition from a non-operating entity to an operating one.

    In connection with the transaction, the size of the Issuer's Board was increased to add three additional seats, with each of the new total of four seats filled by designees of DDS Holdings (Ben Marcovitch, Dr. Jacques DeGroote, Umberto Manola and Dr. Marc Mallis). In addition, the following officers were designated by DDS Holdings under the terms of the share exchange agreement:

Ben Marcovitch	President
Joseph Fasciglione	Secretary and Treasurer

    In connection with the appointment of DDS Holdings' director and officer designees, Peter Goldstein resigned as the sole director and officer of the Issuer.

    Additionally, the Issuer has received sufficient votes pursuant to a written consent of shareholders approving a change of jurisdiction of incorporation of the Issuer from Florida to Delaware.

    Except as set forth above, the Reporting Person does not have any plans or proposals that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

    As a result of the transaction referenced in Item 4, the Reporting Person beneficially owns 800,000 shares of common stock of the Issuer. These shares constitute 5.75% of the currently outstanding common stock of the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, except for the Share Exchange Agreement by and among Black Diamond Industries, Inc., a Florida corporation, and each of the shareholders of DDS Holdings, Inc., a Delaware corporation, dated October 8, 2002.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

10.1	Share Exchange Agreement by and among Black Diamond Industries, Inc., a Florida corporation, and each of the shareholders of DDS Holdings, Inc. a Delaware corporation dated as of October 8, 2002 (incorporated herein by reference to the Issuer's Schedule 13D filed by DDS Technologies Ltd. with the Securities and Exchange Commission on November 25, 2002).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2002	Ben Marcovitch
	By:	/s/ Ben Marcovitch

INDEX TO EXHIBITS

10.1	Share Exchange Agreement by and among Black Diamond Industries, Inc., a Florida corporation, and each of the shareholders of DDS Holdings, Inc. a Delaware corporation dated as of October 8, 2002 (incorporated herein by reference to the Issuer's Schedule 13D filed by DDS Technologies Ltd. with the Securities and Exchange Commission on November 25, 2002).